UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024
Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

 On March 29, 2024, the Company issued a press release titled “SatixFy Announces Full Year 2023 Results,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

 The first paragraph and the sections titled “Financial Highlights for the Full Year 2023,” “About SatixFy,” and “Forward-Looking Statements” in the Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated March 29, 2024, titled “SatixFy Announces Full Year 2023 Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

Date: March 29, 2024	By:
		Name	Oren Harari
		Title:	Interim Chief Financial Officer